--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)


                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                  MEDEX, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                                   FCY, INC.
                                 FURON COMPANY
                                   (BIDDERS)

                            ------------------------

                    COMMON SHARES, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   0005841051
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                            DONALD D. BRADLEY, ESQ.
                                 FURON COMPANY
                             29982 IVY GLENN DRIVE
                        LAGUNA NIGUEL, CALIFORNIA 92677
                                 (714) 831-5350
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ------------------------

                                    COPY TO:

                              GARY J. SINGER, ESQ.
                             THOMAS E. WOLFE, ESQ.
                             O'MELVENY & MYERS LLP
                      610 NEWPORT CENTER DRIVE, SUITE 1700
                      NEWPORT BEACH, CALIFORNIA 92660-6429
                                 (714) 760-9600

                            ------------------------


                               DECEMBER 17, 1996


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Amendment No. 4 amends and supplements the Schedule 14D-1 Tender Offer Statement (as such may be amended from time to time, the "Statement") filed on November 15, 1996, as amended by Amendment No. 1 filed on November 27, 1996, Amendment No. 2 filed on December 2, 1996 and Amendment No. 3 filed on December 4, 1996, by Furon Company, a California corporation ("Furon"), and FCY, Inc., an Ohio corporation ("Purchaser") and wholly owned subsidiary of Furon, relating to the offer by Purchaser to purchase all outstanding common shares, par value $.01 per share (the "Shares"), of Medex, Inc., an Ohio corporation, including the associated common share purchase rights (the "Rights") issued under the Rights Agreement, dated as of October 12, 1996 and as amended, between the Company and the Huntington National Bank, as rights agent, at a price of $23.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 1996, and in the related Letter of Transmittal. The Statement as filed on November 15, 1996 also constituted a statement on Schedule 13D (the "13D Statement"). This Amendment No. 3 does not amend or supplement the 13D Statement.


     All capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Statement.


ITEM 10.  ADDITIONAL INFORMATION



     The information set forth in Item 10(f) of the Statement is hereby amended and supplemented by the following information.



     On December 16, 1996, Furon issued a press release, a copy of which is attached hereto as Exhibit 99.14 and is incorporated herein by reference, extending the Offer until 5:00 p.m., New York City time, Thursday, December 19, 1996.


ITEM 11.  MATERIAL TO FILED AS EXHIBITS.


     Item 11 is amended and supplemented by adding Exhibit 99.14, which is filed herewith, as an exhibit to the Statement.



    EXHIBIT
    NUMBER                           EXHIBIT NAME
    -------                          ------------
      99.14    Text of Press Release, dated December 16, 1996, issued by Furon Company.

                                   SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.



                                          FCY, INC.



                                          By: /s/ DONALD D. BRADLEY
                                             ----------------------------------

                                          Name: Donald D. Bradley
                                                -------------------------------

                                          Title: Secretary
                                                -------------------------------



                                          FURON COMPANY



                                          By: /s/ DONALD D. BRADLEY
                                             ----------------------------------

                                          Name: Donald D. Bradley
                                                -------------------------------

                                          Title: General Counsel and Secretary
                                                 ------------------------------


Dated: December 17, 1996

                                 EXHIBIT INDEX

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.


    EXHIBIT
    NUMBER                                      EXHIBIT NAME
    -------                                     ------------
      99.14    Text of Press Release, dated December 16, 1996, issued by Furon Company.